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For further information contact:
Jonathan K. Dodge, Esq.
General Counsel
Miles Homes, Inc.
(212) 371-9777



                              FOR IMMEDIATE RELEASE
                               SEPTEMBER 17, 1996


    Cheshire, Connecticut - Miles Homes, Inc. (NASDAQ NMS:MIHO) announced today that Ms. Alison R. C. Sommers, Miles' Vice President-Finance, has left the Company to resume the presidency of Carveth Porter Associates, Inc., a management consulting firm.

    "Ms. Sommers joined Miles to oversee the transfer of the financial accounting and information technology functions from Minnesota to Connecticut," said Peter R. DeGeorge, Chairman of the Board and Chief Executive Officer of Miles. "With that task now successfully completed, Ms. Sommers and I decided that as part of the restructuring of the Company's financial and accounting staff and as a cost-saving measure, we would eliminate the position of Vice President-Finance." Ms. Sommers entered into an agreement with Miles to provide consulting services to Miles over the next two months and has agreed to provide such services as needed in the future.

    Miles provides building plans, building materials, construction monitoring and support services and construction financing to customers who act as their own general contractors and assist in the building of their own homes.


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